SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                                CYBERONICS, INC.
                                ----------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   23251P-10-2
                                 --------------
                                 (CUSIP Number)

                                Kevin T. O'Malley
                       Vice President and General Counsel
                             St. Jude Medical, Inc.
                               One Lillehei Plaza
                               St. Paul, MN 55117
                            Telephone: (651) 483-2000
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 3, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.   | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP No. 23251P-10-2

1 NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

                  St. Jude Medical, Inc.
                  41-1276891

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                  (a)  [ ]
                  (b)  [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION                 MINNESOTA

                  7        SOLE VOTING POWER                 695,618
NUMBER OF
SHARES            8        SHARED VOTING POWER                 - 0 -
BENEFICIALLY
OWNED BY EACH     9        SOLE DISPOSITIVE POWER            695,618
REPORTING
PERSON WITH:      10       SHARED DISPOSITIVE POWER            - 0 -

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                    695,618

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (See Instructions)              [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (11)                                              3.69%

14       TYPE OF REPORTING PERSON (See Instructions)              CO


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


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

         (c) The purpose of this filing is to report various sales by St. Jude Medical, Inc. of an aggregate 226,100 shares of Common Stock of Cyberonics, Inc. ("Cyberonics") from May 2000 through December 2000. The sales were effected in open market transactions. Cyberonics' shares are traded on the Nasdaq National Market. As a result of the sales, the remaining 695,618 shares beneficially owned by St. Jude Medical, Inc. represent approximately 3.69% of the currently outstanding shares of Common Stock of Cyberonics. St. Jude Medical, Inc. has sole voting and dispositive power with respect to all of the shares of Common Stock of Cyberonics that it owns. Set forth below are the respective sales of Common Stock of Cyberonics made by St. Jude Medical, Inc. from May 2000 through December 2000:

                                               No. of
                          Date               Shares Sold         Price Per Share
                          ----               -----------         ---------------
                       5/30/00                     5,000              19.0000
                       5/31/00                     2,500              19.0000
                        6/6/00                    10,000              15.3750
                        6/7/00                    20,000              16.0000
                        6/8/00                     5,000              16.0629
                        6/9/00                     2,500              16.1250
                       6/10/00                     5,000              16.2500
                       6/15/00                     3,500              15.0000
                       6/16/00                     6,500              15.0000
                        7/7/00                     5,000              13.6250
                        7/7/00                     3,000              13.5000
                       7/11/00                     5,000              15.0000
                       8/21/00                     2,000              12.8750
                       8/22/00                     1,100              12.8750
                       8/23/00                     1,900              12.8750
                       8/23/00                     5,000              16.2500
                       8/30/00                     2,700              16.0000
                       8/31/00                     2,300              16.0000
                        9/1/00                     5,000              16.2500
                        9/6/00                     5,000              16.0000
                       10/3/00                       500              21.0000
                       10/4/00                     5,000              19.5000
                       10/5/00                    10,000              19.5625
                      10/16/00                    15,000              18.2500
                      10/17/00                    15,000              18.2500
                      10/19/00                     9,000              20.0000
                      10/20/00                     6,000              20.0000
                      10/23/00                    10,000              22.1250
                       11/1/00                    10,000              23.5000
                       11/3/00                    10,000              25.0000
                       12/1/00                    20,000              23.0547
                       12/5/00                     6,100              23.5000
                       12/8/00                     5,000              23.7500
                      12/20/00                     4,500              20.0000
                      12/21/00                     2,000              20.2500

                                                 226,100
                                                 =======

         Remaining Shares Held:             695,618         (3.69%)
                                            =======


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


                                    SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:       March 25, 2001

                                          ST. JUDE MEDICAL, INC.


                                          By: \s\ Kevin T. O'Malley
                                              Kevin T. O'Malley
                                              Vice President and General Counsel






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